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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D/A Under the Securities Exchange Act of 1934
(Amendment No. 10)*

SOVEREIGN BANCORP, INC.
(Name of Issuer)

COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)

845905108
(CUSIP Number)

James H. Bathon Banco Santander, S.A. c/o Banco Santander, S.A., New York Branch 45 East 53rd Street New York, NY 10022 (212) 350-3500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 13, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 845905108
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Banco Santander, S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Kingdom of Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 161,630,664
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 161,630,664
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 161,630,664
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 24.35%
14.	Type of Reporting Person (See Instructions) CO

This Schedule 13D/A constitutes the tenth amendment to the Schedule 13D originally filed by Banco Santander, S.A. (formerly known as Banco Santander Central Hispano, S.A.), a Spanish sociedad anonima (“Santander”), with the Securities and Exchange Commission (“SEC”) on June 9, 2006 (the “Statement”), amended by Amendment No. 1 filed by Santander with the SEC on June 16, 2006 (the “First Amendment”), Amendment No. 2 filed by Santander with the SEC on June 28, 2006 (the “Second Amendment”), Amendment No. 3 filed by Santander with the SEC on July 21, 2006 (the “Third Amendment”), Amendment No. 4 filed by Santander with the SEC on August 9, 2006 (the “Fourth Amendment”), Amendment No. 5 filed by Santander with the SEC on August 29, 2006 (the “Fifth Amendment”), Amendment No. 6 filed by Santander with the SEC on August 30, 2006 (the “Sixth Amendment”), Amendment No. 7 filed by Santander with the SEC on March 8, 2007 (the “Seventh Amendment”), Amendment No. 8 filed by Santander with the SEC on June 15, 2007 (the “Eighth Amendment”) and Amendment No. 9 filed by Santander with the SEC on July 24, 2008 (the “Ninth Amendment”, and together with the First Amendment, the Second Amendment, Third Amendment, Fourth Amendment, Fifth Amendment, Sixth Amendment, Seventh Amendment and Eighth Amendment, the “Amendments”) with respect to shares of the common stock, no par value per share (the “Shares”), of Sovereign Bancorp, Inc., a Pennsylvania corporation (the “Issuer”).

The purpose of this Tenth Amendment is to report the signing of a definitive Transaction Agreement (the “Transaction Agreement”) between Santander and the Issuer (see Item 4) and to update certain other factual information.

Except as specifically amended by this Schedule 13D/A, the Statement, as amended by the Amendments, remains in full force and effect. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Statement, as amended by the Amendments.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of this Statement is hereby amended and supplemented by adding the following paragraph following the final paragraph of such Item:

The Transaction Agreement contemplates that Santander would issue American Depositary Shares (“ADSs”), each representing one share of Santander’s capital stock, as consideration for all of the outstanding Shares of the Issuer, pursuant to a “share exchange” under Virginia corporate law. The Transaction Agreement comtemplates that 0.2924 Santander ADSs will be exchanged for every 1 Share (or 1 Santander ADS for 3.42 Shares), referred to herein as the "Exchange Ratio".

Item 4.  Purpose of Transaction.

Item 4 of this Statement is hereby supplemented by adding the following paragraphs following the final paragraph of such Item:

On October 13, 2008, Santander and the Issuer entered into the Transaction Agreement in the form attached hereto as Exhibit 6.  Pursuant to the Transaction Agreement, subject to certain conditions, Santander and the Issuer will effect a “share exchange” under Virginia corporate law (the “Share Exchange”) whereby each holder of shares will receive Santander ADSs in accordance with the Exchange Ratio.  As a result of the Share Exchange, the Issuer will become a wholly-owned subsidiary of Santander.

During the pendency of the Transaction Agreement, certain provisions of the Investment Agreement cease to be operative.  If the Transaction Agreement is terminated, the Investment Agreement in its entirety shall continue in full force and effect.

The purpose of the Share Exchange is for Santander to acquire control of the Issuer.  Upon consummation of the Share Exchange, the Issuer will become a wholly-owned subsidiary of Santander and the Shares will cease to be freely traded.

This summary of the Transaction Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Transaction Agreement filed as Exhibit 6 to this Schedule 13D/A, and is hereby incorporated herein by reference.

In connection with the transactions contemplated by the Transaction Agreement, Santander and certain other holders of Shares have entered into a Voting Agreement, which is described in more detail in Item 5 below.

On October 13, 2008, Santander issued a press release announcing the signing of the Transaction Agreement. A copy of that press release is attached hereto as Exhibit 7.

Item 5.  Interest in Securities of the Issuer.

Item 5 of this Statement is hereby amended and restated as follows:

(a)         Santander beneficially owns 161,630,664 Shares, which represent approximately 24.35% of the outstanding Shares of the Issuer.  This amount does not include any Shares borrowed or lent in the ordinary course of business by Santander’s UK affiliate in connection with its financing of S&P 500 equity baskets, of which Santander disclaims beneficial ownership.  Except as set forth in this Item 5(a), none of Santander, and, to its knowledge, any persons named in Schedule A hereto owns beneficially any Shares.

Additionally, Santander has entered into a Voting Agreement (the “Voting Agreements”) with certain other holders of Shares.  Santander may be deemed to have beneficial ownership of the Shares subject to the Voting Agreements based on Santander’s voting power with respect to such Shares.  The Voting Agreements were entered into as an inducement for Santander and the Issuer to enter into the Transaction Agreement described in Item 4 and in consideration thereof.  Santander has not paid additional consideration in respect of the Voting Agreements.  This summary of the Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the complete text of the form of Voting Agreements which are Exhibit A to the Transaction Agreement.

(b)        Santander has sole power to vote and to dispose of 161,630,664 Shares.  Santander may be deemed to have beneficial ownership of the Shares subject to the Voting Agreements. Based on the representations made by the shareholders that are parties to the Voting Agreements, such shareholders beneficially own 60,115,490 Shares and therefore Santander may be deemed to beneficially own 221,746,154 Shares.

(c)        No transactions in the Shares have been effected during the past sixty days other than as described in Item 3 hereto.

(d)        To the knowledge of Santander, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such Shares described in this Item 5.

(e)        Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On October 12, 2008, Mr. Alberto Sanchez resigned from the Issuer's Board of Directors.

Other than as described above and in Items 3, 4 and 5 and the agreements incorporated herein by reference and set forth as exhibits hereto, to the knowledge of Santander, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

Exhibit 6: Transaction Agreement dated as of October 13, 2008

Exhibit 7: Press Release issued by Santander on October 13, 2008

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 14, 2008
Date

/s/ James H. Bathon
Signature

James H. Bathon – Attorney-in-fact
(Name/Title)

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF SANTANDER

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Santander are set forth below.  If no business address is given the director’s or officer’s business address is the address specified in Item 2 as the principal business address of Santander.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Santander.  All of the directors and officers are citizens of Spain except for Assicurazioni Generali, S.p.A. (Italy), Lord Burns (United Kingdom), Antonio H. Osorio (Portugal), Mr. Adolfo Lagos (Mexico) and Mr. Nuno Manuel Da Silva Amado (Portugal).

Names and Business Addresses of Executive Officers and Directors	Present Principal Occupation and Name of Employer

Directors

Emilio Botín	Chairman of the Board of Directors and of the Executive Committee
Fernando de Asúa	First Vice Chairman
Alfredo Sáenz	Second Vice Chairman of the Board of Directors and Chief Executive Officer
Matías R. Inciarte	Third Vice Chairman of the Board of Directors and Chairman of the Risk Committee
Manuel Soto	Fourth Vice Chairman
Assicurazioni Generali, S.p.A. (*)	Not applicable (1)
Antonio Basagoiti	Director
Ana P. Botín (*)	Chairwoman, Banco Español de Crédito, S.A.
Javier Botín (*)	Executive Director, M&B Capital Advisers, Sociedad de Valores, S.A.
Lord Burns (*)	Chairman, Abbey National plc
Guillermo de la Dehesa (*)	Chairman, AVIVA Vida y Pensiones, S.A.
Rodrigo Echenique	Director
Antonio Escámez	Director
Juan R. Inciarte	Director, Executive Vice President, Strategy
Francisco Luzón	Director, Executive Vice President, America
Abel Matutes (*)	Chairman, Grupo de Empresas Matutes
Luis Ángel Rojo	Director
Luis Alberto Salazar-Simpson	Director
Isabel Tocino	Director

Executive Officers excluding Directors

José A. Alvarez	Executive Vice President, Financial Management
David Arce	Executive Vice President, Internal Auditing
Ignacio Benjumea	Executive Vice President, General Secretariat and of the Board

Juan Manuel Cendoya	Executive Vice President, Communication and Research
José María Espí	Executive Vice President, Risk
Enrique G. Candelas	Executive Vice President, Retail Banking, Spain
Antonio H. Osorio (*)	Chief Executive Officer, Abbey
Joan-David Grimà	Executive Vice President, Asset Management
Juan Guitard	Executive Vice President, General Secretariat and of the Board

Gonzalo de las Heras (*)	Executive Vice President, Global Wholesale Banking
Adolfo Lagos	Executive Vice President, Global Wholesale Banking
Jorge Maortua	Executive Vice President, Global Wholesale Banking
Jorge Morán	Executive Vice President, Insurance
Javier Peralta	Executive Vice President, Risk
Marcial Portela	Executive Vice President, America
Magda Salarich Fernández de Valderrama	Executive Vice President, Consumer Lending
José Manuel Tejón	Executive Vice President, Financial Accounting
Jesús Mª Zabalza	Executive Vice President, America
Nuno Manuel Da Silva Amado (*)	Executive Vice President, Portugal
José María Fuster	Executive Vice President, Technology and Operations
Javier Marín	Executive Vice President, Global Private Banking
César Ortega	Executive Vice President, General Secretariat and of the Board
José Luis Gómez Alciturri	Executive Vice President, Human Resources

(1) This Director of Santander is an insurance company and thus has no occupation.

The business address of those persons marked with (*) is as follows:

•	Assicurazioni Generali, S.p.A.

Piazza Duca degli Abruzzi, 2
34132 Trieste, Italy

•	Ana P. Botín

Avda. Gran Vía de Hortaleza, 3
28043 Madrid
Spain

•	Javier Botín

Plaza Manuel Gómez Moreno, 2
28020 Madrid
Spain

•	Lord Burns

Waterside House, 35 North Wharf Road
London W2 1NW, England, U.K.

•	Guillermo de la Dehesa

C/ Francisco Silvela, 106
28002 Madrid
Spain

•	Abel Matutes

Avda. Bartolomé Roselló, 18
07800 Ibiza
Spain

•	Nuno Manuel Da Silva Amado

Rua do Ouro, 88
1100 – 063 Lisbon
Portugal

•	Antonio H. Osorio

2 Triton Square
Regent’s Place
London NW1 3AN
United Kingdom

•	Gonzalo de las Heras

45 East 53rd Street
New York, NY 10022